Exhibit 99.1

“Staying away from the comfort zone” Managerial Report 2nd Quarter 2022

1 João Vitor Menin CEO INTER&Co "Stay away from the comfort zone". If there is a phrase that best describes our second quarter, this is certainly the one. Though always true at Inter, in this quarter it cannot be more illustrative given the milestones we achieved. We successfully concluded the listing of our shares in Nasdaq, becoming the first ever Brazilian company to upgrade its primary listing from Brazil to the US, thus paving the way for many others to follow. Consistent to our legacy, we again prioritized the interests of our minority shareholders by structuring the transaction with an in-the-money cash option, together with incorporating world-class governance practices, such as the inclusion of explicit tag along rights. True to our mission of simplifying people’s life, we launched our global account enabling our Brazilian domiciled clients to transact internationally in a simple and cost efficient manner. This product was very well received by our clients, which reached about 140 thousand global accounts by the end of June. From a financial perspective, I’m proud to say that we continue growing at disruptive pace. Our total gross revenues grew at an impressive pace of +130% relative to the same quarter of the prior year, reaching nearly R$1.5 bn. The quality of our revenues continue to improve meaningfully, being highly diversified across products and with stronger growth on asset-light fee revenue over interest income. Without putting our innovation capacity ever at risk, we continue being highly committed to delivering strong operational leverage. This quarter alone, our total gross revenues grew strongly while our expenses decreased, resulting in an improvement of 3 percentage points in our cost to income ratio. Last but not least, our main competitive advantage continues to be our people and culture. I’m convinced that we have a fully committed, capable and eager team to continue defying the limits of what’s possible by staying away from the comfort zone. We thank all shareholders, clients, employees for your continued support, and reiterate that the best is yet to come as we work together to build Inter's future.

2Q22 Highlights

R$1.5 bn
Total Gross Revenues
+ 130% YoY

20.7 mm
Clients
+ 73% YoY

R$19.5 bn
Gross Loan Portfolio
+ 56% YoY

R$25.9 bn
Funding
+ 46% YoY

R$32
ARPAC
+ 16% YoY

R$14
CTSAC
- 4% YoY

72%
Cost to income
- 19 p.p. YoY

R$16 mm
Net Income
Vs. – R$30 mm 2Q21


inter&co
INTR
NasdaqListed
Nasdaq
inter&co

MANAGERIAL REPORT | 2Q22
2

Highlights

KPIs	2Q22	1Q22	ΔQoQ	2Q21	ΔYoY
Number of clients (million)	20.7	18.6	*11.6%*	12.0	*73.0%*
Active client (million)	10.7	9.9	*8.3%*	7.1	*51.7%*
Average revenue per active client (ARPAC) (R$)	32	34	*-4.2%*	28	*16.1%*
Cost to serve per active client (CTSAC) (R$)	14	15	*-10.1%*	14	*-4.5%*
Client acquisition cost (CAC) (R$)	32	29	*10.5%*	27	*17.9%*
Card transacted volume (R$ billion)	16.0	14.1	*13.9%*	9.4	*70.0%*
Gross merchandise volume (GMV) (R$ million)	990	1,053	*-6.0%*	774	*27.9%*
Assets under custody (AuC) (R$ billion)	53.4	52.5	*1.7%*	43.8	*22.0%*
Gross credit portfolio (R$ billion)	19.5	18.2	*7.2%*	12.5	*55.5%*
Total gross revenues (R$ billion)	1.5	1.3	*14.1%*	0.6	*129.9%*
Net fee income (R$ million)	316	290	*8.9%*	165	*91.3%*
Fee income ratio (%)	36%	35%	*1.2 p.p.*	35%	*0.7 p.p.*
Cost of funding (%)	7.6%	6.0%	*1.6 p.p.*	2.1%	*5.5 p.p.*
NIM (%)	7.0%	6.8%	*0.2 p.p.*	6.9%	*0.1 p.p.*
Cost to income (%)	71.5%	74.4%	*-2.9 p.p.*	90.7%	*-19.1 p.p.*
ROE (%)	0.8%	-1.4%	*2.2 p.p.*	-2.0%	*2.8 p.p.*
Tier I ratio (%)	32.9%	35.7%	*-2.8 p.p.*	19.6%	*13.3 p.p.*

MANAGERIAL REPORT | 2Q22

3

Strategic update

Distribution Platform	• We continue to enhance our Super App as a distribution platform • Enables to focus on capital-light fee income, while owning client's UX
Unit Economics	• We introduced this quarter the disclosure of ARPAC by cohorts • Monetization per client increased at an accelerated pace
Operational Efficiency	• We continue highly committed to operational leverage • Our margins are starting to reflect the benefits of our digital distribution
Capital Optimization	• We re-calibrated loan growth given the operating environment • Strong focus on profitability-driven capital consumption
Asset Quality	• Continued focus on operating with a highly collateralized portfolio • Strong focus on improving underwriting and collection in credit cards
USEND Integration	• First full quarter with USEND as part of Inter • Teams and technology mostly integrated within the Inter's ecosystem
Nasdaq Listing	• First ever Brazilian company to upgrade listing from Brazil to the US • Strong focus on positioning Inter with the global investor base

MANAGERIAL REPORT | 2Q22 AL REPORT | 2Q22 Growth We successfully increased our number of total clients to 20.7 million and active clients to 10.7 million. We continue focused on accelerating the engagement metrics, leveraging on our broad product suite. As an example, we streamlined by more than 50% the account opening process for business accounts, resulting in record number of account openings. 5 Clients Longevity of clients % number of clients Number of clients In Million 2Q22 19.4 20.7 2Q21 11.1 12.0 1.3 0.9 +73% Individuals SMEs NPS: 81 points 18.6 10.2 42% 45% 52% 3Q21 49% 48% 16.3 2Q22 55% 2Q21 20.7 1Q21 49% 12.0 51% 51% 13.9 52% 48% 58% 1Q22 4Q21 % of the clients with > 1 year at Inter % of the clients with < 1 year at Inter

Average revenue per active client (ARPAC) and Cost to serve per active client (CTSAC)

Our ARPAC increased this quarter from R$28 to R$32, representing a 16% increase. In parallel, our CTSAC decreased from R$14.4 to R$13.7, representing a 4.5% decrease. This combined effect is the direct result of our operational leverage initiatives, which are still at the early stages, given the still short average life of our clients in the platform.



Average revenue per active client (ARPAC) + Cost to serve per active cliente (CTSAC)
In R$ (monthly)



31
28
30
34
34
32
12
14
11
19
15
14
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
CTSAC
ARPAC

Client acquisition cost (CAC)

In 2Q22, the client acquisition cost reached R$ 32 per client, an increase of 17.9% in annual comparison. The increase is mainly due to higher issuing costs related to the supply chain disruptions on global chip factories.

Client acquisition cost
In R$ annualized



+17.9%
27
32
12
16
15
16
2Q21
2Q22
Operational costs
Marketing Costs

MANAGERIAL REPORT | 2Q22
6

7 ARPAC net of interest expense In R$ (monthly) MANAGERIAL REPORT | 2Q22 Unit Economics The ARPAC analysis by cohorts shows how our revenue, net of interest expenses, increases as our clients remain more time in our platform. In the cohorts from 1Q18 to 2Q22 clients generate R$5 to R$15 of monthly revenue during the first few quarters as clients and reach an average of R$26 after 5 to 8 quarter as clients. The mature cohorts reach a monthly ARPAC around R$50. There is also an acceleration of our monetization as they consume our products at a faster pace, cohort by cohort. 2022-Q2 2018-Q1 Quarters of Relationship Avg. R$26 (cohorts 1Q18 to 2Q22)

MANAGERIAL REPORT | 2Q22 In 2Q22, our net fee income reached R$ 316 million, a 91% growth when compared to 2Q21. Net fee income1 In R$ Million 8 Total gross revenues1 In R$ Million Total Revenues 1,461 2Q22 2Q21 636 130% Total gross revenues reached R$1.5 billion in 2Q22, a 130% growth YoY. 2Q21 2Q22 467 877 88% Total net revenues2 In R$ Million 316 2Q22 165 2Q21 91% 1– Total Gross Revenues and Net Fee Income are Non-IFRS financial measures. 2- Number from IFRS Income Statements: Revenues inter
Day-to-Day Banking
Credit
Shop
Invest
Seguros
Cross Border Services

Inter's day-to-day banking vertical continues performing strongly and has rapidly adapted to the new environment of higher interest rates.

Funding

Funding volume surpassed R$ 25.9 billion, an increase of 46% in annual comparison. Given the current rate environment, consumers are naturally allocating their excess liquidity in higher yielding funding.


Funding
In R$ Billion
+46%
17.7
6%
1%
12%
35%
47%
25.9
5%
1%
24%
33%
38%
2Q21
2Q22
Creditors by resources to release
Savings deposits
Securities issued
Time deposits
Demand deposits

Floating revenues grew 286% in 2Q22 in annual comparison and reached R$ 167 million. This growth can be explained by the increase in demand deposit balances and Selic rate.


Floating revenue
In R$ Million
+286%
43
167
2Q21
2Q22

Floating revenue is calculated on a managerial basis by multiplying the balance of demand deposits (net of reserve requirements) times 100% of the CDI rate.

Pix
7.7%
Market Share

In 2Q22, we reached 357 million transactions done by Pix, 30% annual growth, reaching **7.7% of the transaction market share.**
There was transacted about R$ 118 billion through Inter over the second quarter.

MANAGERIAL REPORT | 2Q22
9

inter Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Cards

More than 6.4 million cards were used in 2Q22, 56% higher than in 2Q21.


No. of cards used[3]
In Million
+56%
4.1
6.4
2Q21
2Q22
No. of debit users
In Million
+54%
3.2
5.0
2Q21
2Q22
No. of credit users
In Million
+73%
1.8
3.1
2Q21
2Q22

The transacted volume increased 70% year-on-year, with credit cards having a stronger average growth.


Card TPV
In R$ Billion
+70%
16.0
% YoY
9.4
7.4
106%
3.6
8.7
48%
5.9
Credit
Debit
2Q21
2Q22

About **87% of customers** with available limit used credit cards in June 2022

Card fee revenues, comprised mainly of interchange commission, grew 84% YoY and totaled R$ 179 million in 2Q22, largely explained by our strong growth in TPV.



"We remain focused on building a differentiated cards experience, based on technology and world-class UX"
Ray Chalub
COO


Card revenues
In R$ Million
+84%
97
179
2Q21
2Q22

3– Number of cards used includes both debit and credit users, with some clients using both but counting as a single card user.

MANAGERIAL REPORT | 2Q22
10

inter
Day-to-Day Banking
Credit
Shop
Invest
Seguros
Cross Border Services

Loan portfolio

The DNA of our credit business is based on operating a loan portfolio which is highly collateralized.
From our total portfolio of R$19.5 billion, 73% was either collateralized by assets, invoices or payroll flows.
Though we remain committed to gaining share across products, we strategically decided to decelerate credit underwriting in the quarter, monitoring the performance of the portfolio in an environment of increasing NPLs.

Gross loan portfolio[4]
In R$ Billion

Credit underwriting
In R$ Billion


56%
12.5
3%
17%
21%
34%
25%
19.5
3%
15%
23%
29%
31%
% YoY
15.4%
34.9%
70.2%
34.1%
91.9%
2Q21
2Q22
-1%
4.8
13%
5%
29%
54%
4.7
12%
6%
16%
66%
2Q21
2Q22
Agribusiness
SME
Personal
Real Estate
Credit Cards

In addition to having a highly collaterlized loan portfolio and a strong capital base, our coverage ratio reached 129% in the quarter. It is worth noting that our provisionings are done under IFRS based on the expected credit losses (ECL) model.
Our non-performing loans ratio reached 3.9% in the quarter, mainly explained by the increase on cards NPLs, which reached 7.9%.

Coverage ratio
In %


130%
129%
2Q21
3Q21
4Q21
2Q22

NPL > 90 days
In %


3.0%
3.9%
2Q21
3Q21
4Q21
2Q22



"We leverage on our data-driven models to continue improving the quality of our risk management processes."

Thiago Garrides - CRO

4– Numbers from IFRS Balance sheet: Loans and advances to customers

MANAGERIAL REPORT | 2Q22
11

inter
Day-to-Day Banking
Credit
Shop
Invest
Seguros
Cross Border Services

In our innovative marketplace business, we reached a record of 113 million gross revenues this quarter, 101% higher than in 2Q21. This growth is explained primarily by expanding take rates, followed by larger Gross Merchandise Volume (GMV).

We achieved a record of 7.5 million transactions in the quarter, growing 44% relative to 2Q21.


Inter Shop revenues and
Gross merchandise volume (GMV)
In R$ Million
774
990
101%
56
6
113
44
2Q21
2Q22
GMV
Net revenues
Gross revenues


Gross take-rate
Net take-rate
(%)
+4.2 p.p.
11.4%
7.2%
+3.6 p.p.
4.4%
0.8%
2Q21
2Q22
Gross take rate
Net take rate

Net take-rate also showed strong growth, reaching 4.4% in 2Q22, which supports our continued focus on margin expansion and cashback optimization.

Inter Shop has successfully managed to combine GMV growth with increased margins, mainly due to better terms with existing and new retail partners, larger product offering and stronger brand awareness.



"Consumers understand our value proposition. We are consistently increasing our market-share penetration and delivering record high revenues with expanding take rates"
Rodrigo Gouveia – Inter Shop CEO

Other Highlights:

- **73%** of Inter Shop **customers** are **recurrent**
- **555,000 new customers**
- More than **800,000 available SKUs** and **900 sellers** in Super App including new partnerships with Brastemp, Consul, ABC da Construção, Acer and Positivo/Vaio
- Launched an integrated end to end experience to book hotels

MANAGERIAL REPORT | 2Q22
12

inter
Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Our investments business continues to perform strongly. Despite the challenging macroeconomic scenario, we were able to deliver 116% YoY growth on revenue, reaching R$ 36 million.


Inter Invest Revenues
In R$ Million
+116%
16.5
15.4
35.7
34.9
2Q21
2Q22
Net revenues
Gross revenues


Assets under custody[5]
In R$ Billion
+22%
43.8
53.4
2Q21
2Q22

The platform's single app and B2C focus are the key pillars of our current and future success. It allows us to continiously lower distribution costs and increase operational efficiency that we then translate in better products and experience to our clients.

Our highly praised product development team delivered one of the most awarded and complete investment platforms, targeting the "Do It Yourself" investors with unique features such as the access to the US stock market that accumulates 100 thousand opened accounts in 2022.

This quarter we launched "Invest Fácil", a buy with one click, goal based, multi-asset investment portfolio, which marks a relevant shift in our product development strategy from the "do it yourself investor" to the digital investor who hand off most investment decisions to third party experts.

This is an unexplored territory in Brazil since most of the other platforms are dedicated to the physical / financial supermarket approach.



"We continue focused on delivering a unique experience to the digital retail investor, resulting in 116% YoY revenue growth"

Felipe Bottino
Inter Invest CEO


Inter Invest
Total investido
R$ 10.510,00
Disponível para resgate:
R$ 1.000,00
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5- 2Q21 AuC excluding Inter Holding Financeira.

MANAGERIAL REPORT | 2Q22

inter | Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Our digital insurance distribution platform completes its third year by delivering record revenues of R$35 million, 63% higher YoY and EBITDA margin was 89.5% in the quarter.

Along this journey, we have focused on providing the best experience to our customers. We consistently grew above industry average, improved the commission mix and became an important source of income for Inter's entire ecosystem.

We have developed one of the broadest product portfolios when comparing to digital peers, with more than 20 products. This allows us to have diversified revenue lines with stickiness and recurrence, while continue being capital and asset light given our brokerage approach.

In addition to the different sources of revenue, we also produce recurring revenues of deals made with our underwriting partners as we overdeliver on the negotiated sales targets.


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Chegou Doutor Inter.
R$4,90
inter

We launched **Doutor Inter**, a product that allows our millions of clients to have medical appointments through our Super App.


Insurance revenues
In R$ Million
+63%
21.4
35.0
2Q21
2Q22
Active contracts
In Thousand
+97%
532
1,047
2Q21
2Q22



"Our capital-light broker approach allows us to deliver strong revenue while expanding Inter's overall ROE"

Paulo Padilha – Inter Seguros CEO

6- Active contracts: clients or the object of the contract (home, car, social security, consortia, etc.).

MANAGERIAL REPORT | 2Q22

14

15 We integrated USEND’s operation within Inter’s ecosystem and named the business as Cross Border Services. This business unit serves both Brazilians living in the US, as well as the Brazilian that travel or invest in the US. We expect to continue growing our range of services while improving our customer experience. Brazilian residents: After the App integration on 07/11, the number of Global Accounts increased about 70% compared to the end of 2Q22 Debit card soon to be released Global Account for SME to be launched before year-end US residents: New FX revenue stream unlocked by integration of core remittances business with Inter’s FX operations Integration with Inter’s Super App to be implemented in 2H22 This new avenue have two main lines of services. In 2Q22, we highlight: Global Account FX, Interchange, USD floating revenue streams Remmitances FX & fees revenue streams MANAGERIAL REPORT | 2Q22 + 464 thousand transactions + USD 383 million TPV + 141 thousand Global Accounts +USD 322 average balance Global Account + remmitances | 2Q22 “We are confident that this product adds significant value to our ecosystem of financial products” Fernando Fayzano - Usend CEO

ESG Updates

Greater governance improvements

Inter&Co's Nasdaq listing brought a number of **governance improvements**.

- **Two layer regulatory governance (SEC and CVM)**
- **Inter&Co is now registered with CVM**
- **Creation of Inter&Co Audit Committee**
- **Increase of independente members in the statutory committees of Banco Inter**
- **Inclusion of explicit Inter&Co Tag Along rights**


Living can be simple.
Nasdaq
inter
Investing can be simple.
INTR | Nasdaq Listed

Upgrade on MSCI ESG Rating

Upgraded on MSCI ESG Rating from grade B in October 2019 to BBB in June 2022.

ESG rating history - MSCI


B
BB
BBB
Oct-19
Sep-20
Jun-22

Improvements in Eco-Efficiency

+ 84% of our energy matrix comes from renewable sources

- 57% of Scope 2[7] emissions with the migration from our HQ to the Free Energy Market

Our goal is to **zero the carbon emissions** of 2022 equivalent of our Scope 2[7]

Enhanced ESG disclosure framework

In addition to the GRI and the Integrated Reporting framework, we included SASB guidelines on **2021 Annual Report.**

Click here to access the full report.


Annual
Report 2021
inter

7- Scope 2 is related to energy consumption

MANAGERIAL REPORT | 2Q22

16

The Company manages the market risk of positions classified in the banking book as well as in the trading book. The risk management team monitors mismatches between indexes and terms of active and passive positions, checking the strategies (and risks) assumed on a daily basis. The Bank currently has an adequate market risk considering the strategy and complexity of the business, as well as in line with the Institution’s Risk Appetite Statement. Additionally, it is noteworthy that Inter currently uses tools such as Value-At- Risk (VaR), delta EVE and delta NII in the periodic management of market risk. The management of liquidity risk independently promotes the daily control and monitoring of Banco Inter’s liquidity in accordance with Resolution 4557 of the Central Bank of Brazil, as well as in line with the best market practices. The Bank regularly assesses its liquidity indicators and asset/liability mismatches, weighing minimum cash metrics, level of cash allocated to highly liquid assets (HQLA), potential cash requirements in a stress scenario, among others. Additionally, the Institution has a fragmented client base with demand deposits (and term deposits), as well as a robust (available) stock of collateral for the issuance of real estate credit notes (LCI) that potentially generate stability in liquidity management. 17 MANAGERIAL REPORT | 2Q22 Market risk management Liquidity management Appendix Activity ratio Activity ratio per quarterly cohort In %

18 MANAGERIAL REPORT | 2Q22 Income Statements | IFRS INCOME STATEMENT Inter&Co Inter&Co 2Q21 2Q22 Interest income calculated using the effective interest method 305,660 622,312 Interest expenses (86,261) (465,041) Net interest income 219,399 157,271 Revenues from services and commissions 110,911 238,515 Expenses from services and commissions (21,841) (33,954) Net result from services and commissions 89,070 204,561 Income from securities 106,662 406,846 Net gains / (losses) from derivatives (23,765) (3,030) Other revenues 76,048 111,372 Revenues 467,414 1,239,112 Impairment losses on financial assets (167,441) (242,464) Personal expense (93,046) (172,466) Depreciation and amortization (25,338) (35,511) Other administrative expenses (303,134) (410,218) Income from equity interests in affiliates 3,893 (4,490) Profit / (loss) before income tax (117,652) 11,871 Current income tax and social contribution 3,563 (52,051) Deferred income tax and social contribution 83,591 55,704 Income tax benefit 87,154 3,653 Profit / (loss) for the quarter/six-month period (30,498) 15,525

19 MANAGERIAL REPORT | 2Q22 Balance Sheet | IFRS Inter & Co Inter & Co 06/30/2021 06/30/2022 Cash and cash equivalents 5,731,007 1,549,158 Loans and advances to financial institutions 646,905 1,825,289 Compulsory deposits at Central Bank of Brazil 1,593,298 2,580,989 Loans and advance to clients 12,527,246 19,484,646 (-) Provision for expected loss (486,763) (974,457) Loans and advances to customers, net of provisions for expected loss 12,040,483 18,510,189 Securities 8,230,481 12,710,051 Derivative financial instruments 11,684 3,212 Non-current assets held for sale 136,305 161,254 Deferred tax assets 95,055 80,741 Investments 158,686 200,804 Property, plant and equipment 348,745 1,189,909 Intangible assets 512,637 931,537 Other assets 804,207 1,190,646 Total assets 30,309,493 40,933,779 Liabilities Liabilities with financial institutions 3,003,367 6,945,236 Liabilities with clients 15,629,131 19,746,409 Securities issued 2,081,723 6,104,223 Derivative financial instruments - liabilities 78,887 65,888 Loans and onlendings 26,325 31,855 Income tax and social contribution 12,346 95,721 Other tax liabilities 30,171 67,944 Current taxes 42,517 163,665 Provisions 37,558 61,118 Deferred tax liabilities 85,656 81,915 Other liabilities 631,704 618,089 Total liabilities 21,616,867 33,818,398 Shareholder's equity Capital 13 13 Accumulated loss 2,744,512 7,842,630 (-) Other comprehensive income (18,943) (808,584) Total shareholder's equity of controlling shareholders 2,725,582 7,028,788 Non-controlling interest 5,967,044 81,322 Total shareholder's equity 8,692,626 7,115,381 Total liabilities and shareholder's equity 30,309,493 40,933,779

Comparison between BRGAAP and IFRS

Income Statements | 2Q22

We will use Inter&Co IFRS Income Statement as the basis for our Managerial Report analysis and financial KPIs.

We present below the differences between Banco Inter's Income Statements in BRGAAP and Inter&Co's Income Statements in IFRS.

INCOME STATEMENT	Banco Inter	Banco Inter	Banco Inter		Inter&Co
	Bacen Gaap (consolidated)	Bacen to IFRS	IFRS	IFRS Banco Inter to IFRS Inter & Co	IFRS
	2Q22	2Q22	2Q22	2Q22	2Q22
Interest income calculated using the effective interest method	623,091	3,932	627,023	(4,711)	622,312
Interest expenses	(465,041)	(3,734)	(468,775)	3,734	(465,041)
Net interest income	**158,050**	**198**	**158,248**	**(977)**	**157,271**
Revenues from services and commissions	238,727	(195)	238,532	(17)	238,515
Expenses from services and commissions	(33,874)	(99)	(33,973)	19	(33,954)
Net result from services and commissions	**204,853**	**(294)**	**204,559**	**2**	**204,561**
Income from securities	406,846	-	406,846	-	406,846
Net gains / (losses) from derivatives	(3,030)	-	(3,030)	-	(3,030)
Other revenues	111,359	-	111,359	13	111,372
Revenues	**532,042**	**-**	**515,175**	**13**	**1,239,112**
Impairment losses on financial assets	(249,466)	7,002	(242,464)	-	(242,464)
Personal expense	(172,427)	(39)	(172,466)	-	(172,466)
Depreciation and amortization	(38,062)	2,551	(35,511)	-	(35,511)
Other administrative expenses	(384,310)	(19,350)	(403,660)	(6,558)	(410,218)
Income from equity interests in affiliates	(4,490)	-	(4,490)	-	(4,490)
Profit / (loss) before income tax	**29,349**	**(9,958)**	**19,391**	**(7,520)**	**11,871**
Current income tax and social contribution	(51,705)	-	(51,705)	(346)	(52,051)
Deferred income tax and social contribution	51,253	4,451	55,704	-	55,704
Profit / (loss) for the quarter/six-month period	**28,829**	**(5,439)**	**23,390**	**(7,865)**	**15,525**

MANAGERIAL REPORT | 2Q22

20

Income Statements | 12/31/2021

We will use Inter&Co IFRS Income Statement as the basis for our Managerial Report analysis and financial KPIs.

We present below the differences between Banco Inter's Income Statements in BRGAAP and Inter&Co's Income Statements in IFRS.

INCOME STATEMENT	Banco Inter	Banco Inter	Banco Inter		Inter&Co	ADJUSTMENTS
	Bacen Gaap (consolidated)	Bacen to IFRS	IFRS	IFRS Banco Inter to IFRS Inter & Co	IFRS	
	Year ended 12/31/2021	Year ended 12/31/2021	Year ended 12/31/2021	Year ended 12/31/2021	Year ended 12/31/2021	
Interest income calculated using the effective interest method	1,435,428	-	1,435,428	-	1,435,428	
Interest expenses	(539,285)	(3,957)	(543,242)	-	(543,242)	- Activation of leasing contracts and repossessed assets, resulting in financial expense and depreciation.
Net interest income	**896,143**	**(3,957)**	**892,186**	**-**	**892,186**	
Revenues from services and commissions	542,569	-	542,569	-	542,569	
Expenses from services and commissions	(100,297)	-	(100,297)	-	(100,297)	
Net result from services and commissions	**442,272**	**-**	**442,272**	**-**	**442,272**	
Income from securities	745,613	-	745,613	-	745,613	
Net gains / (losses) from derivatives	(48,330)	-	(48,330)	-	(48,330)	
Other revenues	193,876	(3,794)	190,082	-	190,082	
Revenues	**891,159**	**(3,794)**	**887,365**	**-**	**887,365**	
Impairment losses on financial assets	(448,773)	(146,808)	(595,581)	-	(595,581)	- (i) Expected loss instead of incurred loss; (ii) provisioning on credit card limits and/or exposures; (iii) Impairment study for securities classified in the "held to maturity" and "available for sale".
Personal expense	(443,328)	-	(443,328)	-	(443,328)	
Depreciation and amortization	(105,718)	11,467	(94,251)	-	(94,251)	- Reversal of goodwill amortization.
Other administrative expenses	(1,252,081)	(43,618)	(1,295,699)	(15,262)	(1,310,961)	- Earn out that was fully recognized in 2020 under IFRS, deferred under Bacen Gaap.
Income from equity interests in affiliates	(8,764)	-	(8,764)	-	(8,764)	
Profit / (loss) before income tax	**(29,090)**	**(186,710)**	**(215,800)**	**(15,262)**	**(231,062)**	
Current income tax and social contribution	(50,985)	-	(50,985)	(1,456)	(52,441)	- Inter Holding Financeira S.A. current income tax and social contribution
Deferred income tax and social contribution	144,593	83,841	228,434	-	228,434	- Tax impact created from change in pre-tax earnings from changes described above.
Profit / (loss) for the quarter/six-month period	**64,518**	**(102,869)**	**(38,351)**	**(16,718)**	**(55,068)**	

MANAGERIAL REPORT | 2Q22

21

Comparison between BRGAAP and IFRS

Balance Sheet | 06/30/2022

We present below the differences between Banco Inter's Balance Sheet in BRGAAP and Inter&Co's Balance Sheet in IFRS.

BALANCE SHEET	Banco Inter	Banco Inter	Banco Inter		Inter & Co
	Bacen Gaap (consolidated)	Bacen to IFRS	Consolidated IFRS	IFRS Banco Inter to IFRS Inter & Co	IFRS Inter & Co
	Six months ended 06/30/2022	Six months ended 06/30/2022	Six months ended 06/30/2022	Six months ended 06/30/2022	Six months ended 06/30/2022
Cash and cash equivalents	1,549,149	-	1,549,149	9	1,549,158
Loans and advances to financial institutions	1,825,289	-	1,825,289	-	1,825,289
Compulsory deposits at Central Bank of Brazil	2,580,989	-	2,580,989	-	2,580,989
Loans and advance to clients	19,661,253	(155,789)	19,505,464	(20,818)	19,484,646
(-) Provision for expected loss	(875,441)	(99,016)	(974,457)	-	(974,457)
Loans and advances to customers, net of provisions for expected loss	**18,785,812**	**(254,805)**	**18,531,007**	**(20,818)**	**18,510,189**
Securities	12,710,448	(399)	12,710,049	2	12,710,051
Derivative financial instruments	3,213	-	3,213	(1)	3,212
Non-current assets held for sale	161,254	-	161,254	-	161,254
Deferred tax assets	721,427	204,838	926,265	(845,524)	80,741
Investments	73,167	7,574	80,741	120,063	200,804
Property, plant and equipment	47,048	153,756	200,804	989,105	1,189,909
Intangible assets	1,178,353	11,557	1,189,910	(258,373)	931,537
Other assets	1,179,876	9,146	1,189,022	1,624	1,190,646
Total assets	**40,816,025**	**131,667**	**40,947,692**	**(13,913)**	**40,933,779**
Liabilities					
Liabilities with financial institutions	6,945,236	-	6,945,236	-	6,945,236
Liabilities with clients	19,751,363	-	19,751,363	(4,954)	19,746,409
Securities issued	4,954,202	-	4,954,202	1,150,021	6,104,223
Derivative financial instruments - liabilities	65,887	-	65,887	1	65,888
Loans and onlendings	31,855	-	31,855	-	31,855
Income tax and social contribution	95,721	-	95,721	-	95,721
Other tax liabilities	67,944	-	67,944	-	67,944
Current taxes	163,665	-	163,665	-	163,665
Provisions	23,798	37,320	61,118	-	61,118
Deferred tax liabilities	-	81,915	81,915	-	81,915
Other liabilities	455,418	162,671	618,089	-	618,089
Total liabilities	**32,391,424**	**281,906**	**32,673,330**	**1,145,068**	**33,818,398**
Shareholder's equity					
Capital	8,661,430	-	8,661,430	(8,661,417)	13
Accumulated loss	94,343	(166,951)	(72,608)	7,915,238	7,842,630
(-) Other comprehensive income	(334,777)	16,712	(318,065)	(490,519)	(808,584)
(-) Treasury shares	(77,716)	-	(77,716)	77,716	-
Total shareholder's equity of controlling shareholders	**8,429,870**	**(150,237)**	**8,279,633**	**(1,250,845)**	**7,028,788**
Non-controlling interest	81,321	-	81,321	1	81,322
Total shareholder's equity	**8,424,601**	**(150,239)**	**8,274,362**	**(1,158,981)**	**7,115,381**
Total liabilities and shareholder's equity	**40,816,025**	**131,667**	**40,947,692**	**(13,913)**	**40,933,779**

MANAGERIAL REPORT | 2Q22
22

Balance Sheet | 12/31/2021

We present below the differences between Banco Inter's Balance Sheet in BRGAAP and Inter&Co's Balance Sheet in IFRS.

BALANCE SHEET	Banco Inter	Banco Inter	Banco Inter		Inter & Co	ADJUSTMENTS
	Bacen Gaap (consolidated)	Bacen to IFRS	Consolidated IFRS	IFRS Banco Inter to IFRS Inter & Co	IFRS Inter & Co	
	Year ended 12/31/2021	Year ended 12/31/2021	Year ended 12/31/2021	Year ended 12/31/2021	Year ended 12/31/2021	
Cash and cash equivalents	500,446	-	500,446	-	500,446	
Loans and advances to financial institutic	2,051,862	-	2,051,862	-	2,051,862	
Compulsory deposits at Central Bank of B	2,399,488	-	2,399,488	-	2,399,488	
Loans and advance to clients	17,234,171	(3,422)	17,230,749	(14,388)	17,216,362	**- Credit Portfolio adjustment related to IFRS 09.**
(-) Provision for expected loss	(493,483)	(187,449)	(680,932)	-	(680,932)	**- Adjustments in Allowance for Loan Losses.**
Loans and advances to customers, net of provisions for expected loss	**16,740,688**	**(190,871)**	**16,549,817**	**(14,388)**	**16,535,429**	
Securities	12,759,289	(1,602)	12,757,687	-	12,757,687	**- Impairment study for securities classified in the "held to maturity" and "available for sale".**
Derivative financial assets	86,948	-	86,948	-	86,948	
Non-current assets held-for-sale	149,770	(19,977)	129,793	-	129,793	**- Adjustment in the Provision for BNDU based on the historical % recoverability of the property's value.**
Equity accounted investees	77,901	**4,544**	82,445	-	82,445	**- Tax impact created from change in pre-tax earnings from changes described on Income Statement.**
Property and equipment	36,151	127,324	163,475	-	163,475	**- Reversal of goodwill amortization.**
Intangible assets	421,158	**9,346**	430,504	-	430,504	**- Adjustment of leasing contracts.**
Deferred tax assets	524,210	171,315	695,525	-	695,525	**- Goodwill reversal adjustment recorded in income for the period.**
Other assets	734,097	**57,086**	791,183	**1,552**	792,735	**- Adjustment of Earn out.**
Total assets	**36,482,008**	**157,165**	**36,639,173**	**(12,836)**	**36,626,337**	
Liabilities						
Liabilities with financial institutions	5,341,464	-	5,341,464	-	5,341,464	
Liabilities with clients	18,333,693	-	18,333,693	(150)	18,333,543	
Securities issued	3,572,093	-	3,572,093	-	3,572,093	
Derivative financial instruments - liabilities	66,545	-	66,545	-	66,545	
Loans and onlendings	25,071	-	25,071	-	25,071	
Income tax and social contribution	41,764	-	41,764	-	41,764	
Other tax liabilities	36,642	-	36,642	-	36,642	
Current taxes	78,406	-	78,406	-	78,406	
Provisions	21,682	**31,166**	52,848	-	52,848	**- Adjustments in Allowance for Loan Losses.**
Deferred tax liabilities	-	**89,235**	89,235	-	89,235	**- Tax impact created from change in pre-tax earnings from changes described on Income Statement.**
Other liabilities	480,246	**137,085**	617,331	**18**	617,349	**- Adjustment of leasing contracts.**
Total liabilities	**27,919,200**	**257,486**	**28,176,686**	**(132)**	**28,176,554**	
Shareholder's equity						
Capital	8,655,669	-	8,655,669	(8,655,656)	13	
Accumulated loss	97,891	(117,727)	(19,836)	2,748,232	2,728,396	
(-) Other comprehensive income	(218,080)	17,408	(200,672)	128,388	(72,284)	**- Impairment study for securities classified in the "held to maturity" and "available for sale".**
(-) Treasury shares	(46,837)	-	(46,837)	46,837	-	
Total shareholder's equity of controlling shareholders	**8,488,643**	**(100,320)**	**8,388,323**	**(5,732,198)**	**2,656,125**	
Non-controlling interest	74,165	-	74,165	5,719,494	5,793,659	
Total shareholder's equity	**8,562,808**	**(100,320)**	**8,462,488**	**(12,705)**	**8,449,784**	
Total liabilities and shareholder's equity	**36,482,008**	**157,166**	**36,639,174**	**(12,837)**	**36,626,337**	

MANAGERIAL REPORT | 2Q22

23

Banco Inter's Bacen Gaap vs. Inter&Co IFRS KPIs

From now on, we will use Inter&Co IFRS Income Statement as the basis for our Managerial Report analysis and financial KPIs.

We present below the differences between Banco Inter's Financial statements in BRGAAP and Inter&Co's Financial Statements in IFRS.

	Before	After
KPI	Banco Inter S.A. Bacen Gaap	Inter & Co, Inc. IFRS
ARPAC	$\frac{\text{(Adjusted NII + Fee income)} \times 4}{\text{Active Clients by the end of the period}}$	$\frac{\text{(Revenues net of cost of funding)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$
CTS / CTSAC	$\frac{\text{(Personnel Expenses + Other Administrative Expenses + Other Operational Expenses} - \text{Cashback Expenses} - \text{Total CAC)}}{\text{Total Digital Account holders at the end of the period}}$	$\frac{\text{(Personnel Expenses + Other Administrative Expenses} - \text{Cashback Expenses} - \text{Total CAC)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$
NIM	$\frac{\text{Sum of the last 4 quarters Net Interest Income}}{\text{Average of 5 last quarters Interest Earning Assets}}$	$\frac{\text{((Net Interest Income + Income from securities) x 4)}}{\text{Average of 2 last quarters Interest Earning Assets}}$
Interest Earning Assets	Cash and Cash Equivalents + Marketable Securities + Securities + Interbank Accounts + Interbank Investments + Loan Operations − Provision For Expected Losses Associated with Credit Risk + Other Credits With and Without Credit Granting Characteristic + Other FInancial Assets	Amounts Due From Financial Institutions + Securities + Net Loans and Advances To Customers + Derivatives *Assets that generates interest income
Cost to Income	$\frac{\text{Financial Intermediation Expenses + Personnel Expenses + Other Administrative Expenses + Other Operating Expenses (including Cashback)}}{\text{Financial Intermediation Revenues + Revenues From Services Rendered Other Operating Revenues} - \text{Tax Expenses}}$	$\frac{\text{Personal expense + Other administrative expenses}}{\text{Net interest income + Net result from services and commissions + Income from securities + Net gains or (losses)from derivatives + Other revenues} - \text{Tax expenses}}$
Cost of funding	$\frac{\text{Interest expenses} - \text{expenses related to IGPM and IPCA}}{\text{Interest bearing liabilities} - \text{liabilities related to IGPM and IPCA}}$	$\frac{\text{Interest expenses x 4}}{\text{Average of last 2 quarters Interest bearing liabilities}}$
Interest bearing liabilities	Demand deposits + Time deposits + Savings deposits + Creditors by resources to release + Securities Issued − liabilities related to IGPM and IPCA	Demand deposits + Time deposits + Savings deposits + Creditors by resources to release + Securities Issued
ROA	$\frac{\text{Sum of last 4 quarters Net Income}}{\text{Average of last 5 quarters Total Assets}}$	$\frac{\text{(Net income} \times 4)}{\text{Average of last 2 quarters Total Assets}}$
ROE	$\frac{\text{Sum of last 4 quarters Net Income}}{\text{Average of last 5 quarters Shareholders' Equity}}$	$\frac{\text{(Net Income} \times 4)}{\text{Average of last 2 quarters Shareholders' Equity}}$

MANAGERIAL REPORT | 2Q22
24

Active clients: Clients that generated revenue during the quarter. Products from all business verticals are considered. Activity ratio per quarterly cohort: Active users in a given cohort divided by the total number of clients who started a relationship with Inter in the analyzed cohort. Assets under custody (AuC): AuC include the primary funding products issued by Inter, demand deposits, assets under custody (products issued by third parties, investment funds, shares and other securities) of Inter DTVM and assets under management by Inter Asset. Card TPV: Includes the volume transacted in purchases made through debit and credit cards (including withdrawals). Client Acquisition Cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account - such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Cross-Selling Index (CSI): 0 $! $" !$#" #% #" "# $!#! 2 #% #" "# !# $!#! 5 , Gross Merchandise Volume (GMV): Includes the volume transacted in purchases made through the shopping service, in the affiliated and end-to-end models, as well as top up, gift cards and other products sold through Inter Marketplace. Gross Take rate: #! !"" !%$" Net take rate: #! # !%$" 25 MANAGERIAL REPORT | 2Q22 Glossary | Operational definitions

ARPAC net of interest expense: 7%$" 3 #!"# '""8 5 - %! # "# , $!#!" #% #" ARPAC per quarterly cohort: Total Gross Revenues net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods(1). Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Cost of Funding: #!"# '"" 4 . %! "# , $!#!" #!"# ! #" Cost of Income: # #!"# 2 # !"$# ! "!%" """ 2 ! "$!#" 2 # " ! """ ! !%#%" 2#!!%$"3''"" !" '" 2 #! "#!#% '"" Cost to serve per active client (CTSAC): 77!" '"" 2 #! "#!#% '"" 3 " '"" 3# 88 5- %! # "# , $!#!" #% #" Coverage ratio: !%" ! '# "" 6 /+ (" Funding: #" &# $"#!" 2 $!#" ""$ Interest Earning Assets: $#" $ ! "##$#" 2 $!# 2 " %" # $"#!") # !%"" ! '# "" 2 !%#% 1 ""#" 26 MANAGERIAL REPORT | 2Q22 Glossary | Non-IFRS measures reconciliation

Glossary | Non-IFRS measures reconciliation

Net Fee income:

$$\text{Revenues from services and commissions} + \text{Other revenues}$$

Net Interest Margin (NIM):

$$\frac{((\text{Net Interest Income} + \text{Income from securities}) \text{ x } 4)}{\text{Average of 2 last quarters Earning Assets}}$$

NPL:

$$\frac{\text{NPL} > 90 \text{ days}}{\text{Loans and advances to customers}}$$

Return on Average Assets (ROA):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Total Assets}}$$

Return on Average Equity (ROE):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Equity attributable to owners of the Company}}$$

Total Gross Revenues:

$$\text{Interest income calculated using the effective interest method} + (\text{Revenues from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} + \text{Net gains (losses) from derivatives} + \text{Other revenues}$$

2Q22 Gross Revenues of R$1,461,265 = Interest income calculated using the effective interest method of **R$622,312** + (Revenues from services and commissions of **R$238,515** − Cashback expenses of **− R$85,250**) + Income from securities of **R$406,846** + Net gains (losses) from derivatives of **− R$3,030** + Other revenues of **R$111,372**

MANAGERIAL REPORT | 2Q22

27

This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting the Bank, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users , average revenue per active user (ARPAC), cost to serve per active cliente (CTSAC) and cross selling index (CSI), are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The financial information, unless otherwise stated, is presented in millions of reais, in accordance with the consolidated financial statements, in IFRS. Form 20-F. The numbers for our key metrics (Unit Economics), which include active users , average revenue per active user (ARPAC), cost to serve per active cliente (CTSAC) and cross selling index (CSI), are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The financial information, unless otherwise stated, is presented in millions of reais, in accordance with the consolidated financial statements, in IFRS. h the consolidated financial Disclaimer

About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures are: EBITDA Margin, Floating Revenue, Cards Revenues, Credit Underwriting, Inter Shop Gross and Net Revenues, Inter Invest Gross and Net Revenues, Insurance Revenues, Cross Border TPV, Cards TPV, Cross Border Average balance, ARPAC, ARPAC net of interest expense, CTSAC, NIM, Interest Earning Assets, Inter bearing liabilities, Cost of Income, ROE, ROA, Cost of funding, Net take rate,GrossTakerate,NPL,Coverageratio,Funding,TotalGrossRevenues. A “non-IFRS financial measure” refers to a numerical measure of Inter’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter’s financial statements. Inter provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter’s performance to that of other companies. Disclaimer